

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

October 20, 2006

Jeffrey N. Edwards
Senior Vice President and Chief Financial Officer
Merrill Lynch & Co., Inc.
4 World Financial Center
New York, New York 10080

> **Re:** **Merrill Lynch & Co., Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2005**
> **Forms 10-Q for the Fiscal Quarters Ended June 30, 2006 and March 31, 2006**
> **File No. 1-07182**

Dear Mr. Edwards:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Sharon Blume
Reviewing Accountant